Exhibit 21.1

Catalyst Semiconductor, Inc.
List of Subsidiaries

Name	Jurisdiction of Incorporation
Catalyst Semiconductor Romania S.R.L.	Romania
Nippon Catalyst K.K.	Japan
Catalyst Semiconductor (Thailand) Company Limited	Thailand
Catalyst Semiconductor International, Inc.	Delaware